
03026064

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
187
SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002


PROCESSED
JUL 08 2003
THOMSON
FINANCIAL

SHELL PROVIDENT FUND
P. O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH PETROLEUM COMPANY
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

Note: Schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: 

Pervis Thomas, Jr.
Plan Administrator

Date: June 26, 2003

Report of Independent Auditors

To the Trustees of the
Shell Provident Fund

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shell Provident Fund (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of net assets available for benefits of the Shell Savings Group Trust as of December 31, 2002 and 2001 and the related schedule of changes in net assets available for benefits for the years then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 26, 2003

SHELL PROVIDENT FUND
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2002	2001
Investments at fair value:		
Investment in Shell Savings Group Trust*	$ 4,829,729,846	$ 5,839,719,407
Participant loans	46,585,407	48,759,953
Total investments	4,876,315,253	5,888,479,360
Interest and other receivables	30,688,692	28,405,951
Total assets	4,907,003,945	5,916,885,311
Less - accounts payable	7,847,310	4,980,078
Net assets available for benefits	$ 4,899,156,635	$ 5,911,905,233

* Represents more than 5% of net assets available for benefits.

The accompanying notes are an integral part of this statement.

SHELL PROVIDENT FUND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2002	2001
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 92,121,249	$ 153,611,348
Net depreciation in Shell Savings Group Trust	(532,912,463)	(644,495,954)
	(440,791,214)	(490,884,606)
Contibutions:		
Participant	16,719,754	13,134,133
Employer	67,104,177	64,914,395
Rollover	5,675,755	5,871,712
	89,499,686	83,920,240
Total	(351,291,528)	(406,964,366)
Deductions from net assets attributed to:		
Participant distributions & withdrawals	664,833,737	618,924,439
Administrative expenses	5,147,930	6,176,903
Total	669,981,667	625,101,342
Net decrease	(1,021,273,195)	(1,032,065,708)
Transfers (to)/from external plans	8,524,597	(3,190,146)
Net assets available for benefits:		
Beginning of year	5,911,905,233	6,947,161,087
End of year	$ 4,899,156,635	$ 5,911,905,233

The accompanying notes are an integral part of this statement.

SHELL PROVIDENT FUND

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION:

General
The Shell Provident Fund (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument and Trust Agreement (the Regulations), which govern the Plan. The assets of the Plan are held in the Trust. As more fully described in Note 3, the Trust is a participating trust in the Shell Savings Group Trust (Group Trust). Effective March 1, 2002, the Siemens Solar Savings Plan net assets of $8,524,597 were merged into the Plan. During 2001, net assets of $3,190,146 were transferred to the Savings Plan of Resolution Performance Products Inc., the acquirer of Shell Chemical Company's former Resins business.

Eligibility
For the years ended December 31, 2002 or December 31, 2001, employees of Shell Oil company and certain affiliated companies (Contributing Companies) may elect to contribute up to 25 percent or 21 percent, respectively, of their eligible compensation on an after-tax basis to the Plan, subject to IRS limitations for all contributions. The Contributing Companies make contributions at the maximum rate for which a participant is eligible for company contributions (2.5 percent – 10 percent).

Participant and company contributions are credited to individual participants' accounts, with participants directing the investment of their account balances into various investment options including a money market fund, a balanced fund, company stock, mutual funds, and commingled funds. Investment managers of the investment options invest funds at their discretion, as governed by the Regulations and investment manager agreements. Investments in the Plan are valued daily.

Vesting
Participants are immediately vested in all contributions to their accounts plus actual earnings thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70½. Active employees aged 59½ or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of company contributions. Active employees may withdraw their contributions without any time or limit restriction.

Participant Accounts
A variable payment option, which provides unlimited monthly, quarterly, or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to rollover into the Plan an account from another qualified retirement plan if certain requirements are met. An employee may withdraw at any time funds that were rolled into the Plan.

Terminating participants (and in some cases a surviving spouse) may use all or part of their accounts to purchase life annuity insurance contracts.

Participant Loans
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50 percent of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans ranged from 4.64 to 4.94 percent during 2002 and 5.97 to 6.75 percent during 2001.

Administration of Plan Assets
Audit, investment manager and custodian fees, recordkeeping, and other internal costs directly related to oversight of daily Plan operations are paid by the Plan or by Shell Oil Company (Shell) on the Plan's behalf. When expenses are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses. Unreimbursed expenses incurred by Shell totaled $266 thousand and $152 thousand at December 31, 2002, and 2001, respectively. Other indirect costs (including Trustee/Administrator salaries, office rentals, and data processing expenses) are absorbed by the Contributing Companies.

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

NOTE 2 - ACCOUNTING POLICIES:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments of the Group Trust and the Plan are presented on the following bases:

Shares of mutual funds are valued at the net asset value, which approximates market value, of shares held by the Plan at year-end

Participant loans are valued at cost which we believe approximates fair value

All other investments are stated at market value based on quoted prices

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant distributions or withdrawals are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN THE GROUP TRUST:

The Plan is a participant in the Group Trust. The custodian of the Group Trust is Fidelity Management Trust Company. Each plan participating in the Group Trust has a specific interest in the investment assets based on participant accounts. The Plan's interest in the Group Trust was approximately 77.19 percent at December 31, 2002 and approximately 77.85 percent at December 31, 2001.

Schedule I presents the financial statements for the Group Trust at December 31, 2002 and 2001, respectively.

The following table presents investments representing 5% or more of the total Group Trust investments at December 31, 2002 or December 31, 2001:

	December 31,	
	2002	2001
Thrift Fund	$2,475,712,616	$2,633,527,086
Diversified Fund	-	368,269,066
U.S. Equity Index Fund	1,049,880,238	1,551,106,623
Royal Dutch Stock Fund	1,163,893,420	1,352,781,639

NOTE 4 - LINE OF CREDIT OF THE GROUP TRUST:

The Thrift Fund and Royal Dutch Stock Fund (RDSF) have available a line of credit with BankBoston to fund redemptions as needed. The line of credit permits borrowings at an interest rate of Fed Funds plus 50 basis points. At December 31, 2002, the RDSF had an outstanding bank line of credit of $6.2 million, at an interest rate of 1.78 percent. At December 31, 2001, the Plan had no amounts outstanding under the line of credit. The line of credit is included in accounts payable on the Group Trust Statement of Net Assets Available for Benefits (Schedule I).

NOTE 5 - FINANCIAL INSTRUMENTS OF THE GROUP TRUST:

The Group Trust's investments in certain financial instruments involve exposure different from amounts recognized in the financial statements. Risk may come from an imperfect correlation between movements in the price of the instruments and the price of the underlying indices, interest rates, and exchange rates. Risk may also arise out of illiquid secondary markets for the instruments and/or the inability of counterparties to perform.

Futures

A futures contract is an agreement between two parties to purchase (long) or sell (short) a financial instrument at a set price for delivery on a future date. The Group Trust is required to pledge to the broker an amount of cash and/or U. S. government securities equal to a percentage of the contract amount. Subsequent payments, known as "variation margin," are made to or received from the broker each day, depending on the daily fluctuations in the value of the underlying security. Such changes in value are recorded as a realized gain or loss on a daily basis. The Group Trust recognizes as realized gains or losses all amounts received or paid to effect a closing offsetting transaction or cash settlement of the contract. From time to time the Group Trust invests in futures contracts through the Diversified Fund primarily for the purpose of balancing market exposure between equity and fixed-income asset classes. The purchase of a futures contract increases the impact of changes in the market price of investments on net asset value. There is a risk that the market movement of such instruments may not be in the direction forecasted. As of December 31, 2002 and 2001, the Group Trust held S&P 500 stock index futures, various international equity futures, U.S. Treasury bond futures and U.S. Treasury Note futures with contract values of $22.1 million and $20.6 million in short positions, respectively, and $26.3 million and $28.3 million in long positions, respectively. The total exposure represents 0.8 percent and 0.6 percent, respectively, of the net assets of the Group Trust as of December 31, 2002 and 2001.

NOTE 6 - FEDERAL INCOME TAX EXEMPTION:

The Internal Revenue Service (IRS) issued a favorable determination letter dated April 7, 2003, stating the Plan is qualified under Section 401(a) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a) and 501(a) of the Code.

SCHEDULE I

SHELL SAVINGS GROUP TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2002	December 31, 2001
Short-term investments	$ 2,486,393,074	$ 2,652,953,074
Common stock	1,265,278,426	1,498,893,020
Commingled funds	1,309,786,373	1,865,461,547
Registered investment company shares	1,176,387,117	1,461,287,144
Participant loans	82,598,581	88,870,519
Total investments	6,320,443,571	7,567,465,304
Interest and other receivables	35,170,650	32,046,993
Cash	745,085	408,713
Total assets	6,356,359,306	7,599,921,010
Less - accounts payable	9,013,893	5,801,242
Net assets available for benefits	$ 6,347,345,413	$ 7,594,119,768

SHELL SAVINGS GROUP TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2002	Year Ended December 31, 2001
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$ 110,909,655	$ 185,542,874
Net depreciation in common stock	(143,554,714)	(292,943,284)
Net depreciation in commingled funds	(325,463,482)	(222,330,579)
Net depreciation in registered investment company shares	(286,537,111)	(323,121,704)
	(644,645,652)	(652,852,693)
Contributions:		
Participant	78,771,286	68,927,346
Employer	69,309,055	66,819,652
Rollover	6,210,250	6,341,309
	154,290,591	142,088,307
Total	(490,355,061)	(510,764,386)
Deductions from net assets attributed to:		
Participant distributions & withdrawals	770,674,421	705,944,570
Administrative expenses	6,562,568	7,831,802
Total	777,236,989	713,776,372
Net decrease	(1,267,592,050)	(1,224,540,758)
Transfers (to)/from external plans	20,817,695	(5,776,788)
Net assets available for benefits:		
Beginning of year	7,594,119,768	8,824,437,314
End of year	$ 6,347,345,413	$ 7,594,119,768

EXHIBIT 1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-97935) of Royal Dutch Petroleum Company of our report dated June 26, 2003 relating to the financial statements of the Shell Provident Fund, which appears in this Form 11-K.



PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 26, 2003